Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RP Designs Inc.
8000 AVALON BLVD, SUITE 100&200
ALPHARETTA, GA 30009
https://rpdesignscorp.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RP Designs Inc.
Address: 8000 AVALON BLVD, SUITE 100&200, ALPHARETTA, GA 30009
State of Incorporation: DE
Date Incorporated: October 21, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $150.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus
Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+ | *Navigator*
5% bonus shares + 10% off your first Smart-Cockpit™ order + 10% discount on your first merchandise or apparel order from our online store.

$1,000+ | *Explorer*
7% bonus shares + 15% off your first Smart-Cockpit™ order + $100 RP Designs gift card + 15% discount on your first merchandise or apparel order from our online store.

$2,500+ | *Pioneer*
10% bonus shares + 20% off your first Smart-Cockpit™ order + $200 RP Designs gift-card + 20% discount on your first merchandise or apparel order from our online store.

$5,000+ | *Familia*
15% bonus shares + 30% off your first Smart-Cockpit™ order + $300 RP Designs gift-card + Lifetime 25% discount on any merchandise or apparel order from our online store + Spectacular Founder-Edition numbered metallic print of the Smart-Cockpit™ personally signed by the CEO.

$10,000+ | *Honorary Founder*
20% bonus shares + 40% off your first Smart-Cockpit™ order + $500 RP Designs gift-card + Lifetime 30% discount on any merchandise or apparel order from our online store + Spectacular Founder-Edition numbered metallic print of the Smart-Cockpit™ personally signed by the CEO. Each Honorary Founder will also receive a personal call from the founding team, and receive the first look at upcoming products and developments.

**All perks occur when the offering is completed.*

***Discounts are limited to full-price items purchased through www.rpdesignscorp.com. Discounts cannot be combined with other offers or used for products that are already discounted. All discounts are limited to personal purchases for the investor only. Purchases made by the investor to give as gifts to close friends and family members are permitted with RP Designs' approval, which will not be unreasonably withheld. Any use of the discount other than for personal purchases or for gifts to close friends and family members is strictly prohibited. Purchases for resale are also strictly prohibited. RP Designs expressly reserves the right to terminate an investor's discount if it reasonably believes the discount has been used to make a purchase that was not for the investor's personal use or is intended for re-sale.*

The 10% StartEngine Owners' Bonus

RP Designs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00 share, you will receive and own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

RP Designs is a designer and manufacturer of bicycles and bicycle related components and accessories. Whilst RP Designs holds the patents, innovation, and technology, these are integrated into its wholly owned subsidiary, Ellsworth, a prestigious and respected American cycling company established in 1991.

RP Designs, and Ellsworth both sell online as well as through select local and international distributors. Where RP Designs focus lies in the bicycle component and accessory market, Ellsworth's focus lies in the bicycle market itself.

RP Designs was originally formed as RP Designs LLC, a Georgia entity in April 2021. In October of 2021 the company converted to RP Designs, Inc., a Delaware C-Corp. Ellsworth Cycling LLC was originaly formed on September 20, 2021 as a Georgia LLC. Ellsworth Cycling was formed in 1991 by the founder Tony Ellsworth. The original entity was then bought out by several companies throughout its existence. RP Designs LLC acquired it from ASG International in September of 2021. ASG International sold the business and all its rights, trademarks and IP and the newly formed entity Ellsworth Cycles LLC was formed. The sole member of Ellsworth LLC is RP Designs, Inc. and the manager is Rudi Pienaar, RP Designs CEO.

Please note, Rudi is also currently the CEO of Playbook Hub. An online booking platform for amateur artistic talent. The platform coding means that Playbook Hub runs itself and the company therefore does not require daily running at the executive level. COVID19 has stagnated this segment of the industry and therefore Playbook looks to be in a stagnant- state for the next 12 months until the industry picks up. The two companies are in no way related and have no legal connection or ties. It is planned that Rudi will function as the full time CEO of RP Designs indefinitely with plans already in place for a new CEO to take the reins of Playbook Hub once the market resumes pre-COVID19 levels of activity.

Competitors and Industry

The bicycle market is a USD$67 billion industry and cycling computers is a separate USD$450 million industry. These do not include all the accessories and components (added to bicycles for various uses and reasons) which form a part of nearly all bike sales.

Whilst Giant, together with its subsidiaries, is the single largest bicycle manufacturer, there are hundreds of cycling brands around the globe. The cycling computers industry is headlined by Garmin, Bryton and Wahoo, with many smaller players. Both industries are seeing tremendous growth forecasts through 2027. Accessories and components are sold by hundreds of different companies around the world with a market value of hundreds of millions of US Dollars.

Whilst the market has many active players in both segments, clearly identified market gaps were identified by RP Designs through a unique design approach, which has led to pending-patents with tremendous industry potential.

Current Stage and Roadmap

Historical information regarding Ellsworth Cycling:

Ellsworth was formed in 1991 by Tony Ellsworth and has been selling bicycles in the USA and internationally for over 25 years. In 2014, Tony, sold the business to carbon fibre company BST. After two years, Tony re-purchased the brand from BST. In 2018 the ASG Group acquired Ellsworth from Tony as a subsidiary of ASG North America. ASG North America owned and operated Ellsworth up until, Rudi Pienaar, RP Designs CEO and Ellsworth Cycling LLC CEO, acquired the Ellsworth brand and all its rights from ASG North America in September 2021.

Current Development Stage & Future Roadmap:

RP Designs may be a new company but we are primed for a busy 12 months ahead of us. Our Smart-Cockpit™ is in pre-production prototype testing and we plan to make it available for pre-order in January 2022 with the first planned deliveries anticipated for April 2022. Our subsidiary, Ellsworth bicycles, will be launching its new model, the Truth, in Janaury 2022 and this is a production ready product which will be the first bicycle offered as standard with the Smart-Cockpit™. We expect the Truth to be available for pre-order in March 2022 with the first deliveries of Smart-Cockpit™ equipped Truth bicycles to be delivered in June 2022. RP Designs anticipates the launch of its first, in-house, bicycle design code-named "Project California" in the summer of 2022 and its first e-bike in December of 2022.

The Team

Officers and Directors

Name: Rudi Pienaar

Rudi Pienaar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Rudi's primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company and acting as the main point of communication between the board of directors (the board) and corporate operations. As CEO, Rudi will also be the public face of the company. Rudi will earn a nominal monthly salary of $6000 for the first 12 months , after which an industry related salary will be paid together with a bonus/dividend structure based on the performance of the company. Rudi is currently the CEO of Playbook Hub. An online booking platform for amateur artistic talent. The platform coding means that Playbook Hub runs itself and the company therefore does not require daily running at the executive level. COVID19 has stagnated this segment of the industry and therefore Playbook looks to be in a stagnant- state for the next 12 months until the industry picks up. The two companies are in no way related and have no legal connection or ties. It is planned that Rudi will function as the full time CEO of RP Designs indefinitely with plans already in place for a new CEO to take the reins of Playbook Hub once the market resumes pre-COVID19 levels of activity.

- **Position:** CFO
  Dates of Service: September 01, 2021 - Present
  Responsibilities: As CFO, Rudi's primary role is to protect the vital assets of the company, ensure compliance with financial regulations, close the books correctly, and communicate value and risk issues to investors and boards. He will also align the business and financial strategies in order to grow the business. $0 compensation for the first 12 months.

- **Position:** Secretary
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Recording accurate and sufficient documentation to meet legal requirements (record management). Ensuring that the records of the Board's actions during a Board meeting, reflect the proper exercise of their fiduciary duties. $0 compensation for the first 12 months.

Other business experience in the past three years:

- **Employer:** Playbook Hub Inc
  Title: CEO

Dates of Service: October 09, 2018 - Present
Responsibilities: Making major corporate decisions and managing the overall operations of the company. Rudi is the main point of communication between the board of directors.

Name: Trevor Hildebrandt

Trevor Hildebrandt's current primary role is with G2O Technologies. Trevor Hildebrandt currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: September 06, 2021 - Present
  Responsibilities: Trevor is responsible for forming strategies to achieve the marketing aims and goals of the company. Adapting and/or forming new campaigns to align with the strategic goal of the company. Working to ensure the team achieves target growth and meets sales revenue targets. Currently, Trevor works part-time and does not receive a salary yet for this role.

Other business experience in the past three years:

- **Employer:** Lonza
  Title: Global Marketing Manager
  Dates of Service: August 12, 2017 - March 12, 2019
  Responsibilities: Trevor was responsible for handling the promotion of your company, its products and services around the world. Working with his team to develop materials, conduct market research and develop strategies to improve company sales.

Other business experience in the past three years:

- **Employer:** Sigura
  Title: Global Marketing Manager
  Dates of Service: January 12, 2021 - April 12, 2021
  Responsibilities: Trevor was responsible for handling the promotion of your company, its products and services around the world. Working with his team to develop materials, conduct market research and develop strategies to improve company sales.

Other business experience in the past three years:

- **Employer:** G2O Technologies
  Title: Vice President Marketing
  Dates of Service: May 12, 2021 - Present

Responsibilities: Developing and implementing a cohesive marketing plan to increase brand awareness Setting current and long-term goals for internal teams Designing and reviewing the Marketing department's budget

Name: Simon Morgan

Simon Morgan's current primary role is with IpackChem. Simon Morgan currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Simon brings his years of experience as an MD to the board. As an avid cyclist, he works closely with the board and provides insights into product design and development. He also lends his financial experience to the team to ensure operational costs are streamlined and controlled for maximum efficiency and return. Simon does not receive a salary for this role.

Other business experience in the past three years:

- **Employer:** IpackChem
  Title: Managing Director
  Dates of Service: February 04, 2007 - Present
  Responsibilities: Establish company goals and objectives, both short-term and long-term. Develop business plans and strategies. Advise the board of directors on strategic issues and present possible solutions. Present reports on the company's business and performance to the board.

Name: Charmaine Pienaar

Charmaine Pienaar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Charmaine brings her experience from commercial event planning and execution to the board. Her ability to take complex financial and logistical events, plan and execute them successfully brings key insights into the social, promotional, and industry events the company will be approached with and provide key insight into the viability and potential of each. Charmaine does not receive a salary for this role and is an equity owner of the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in RP Designs (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
While we will do everything in our ability to achieve, or even exceed, our projections there can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the

securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cycling industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1 070 000 in this offering, and may close on any investments that are made. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that not all of our products will become operational products. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have manufactured several working prototypes for our Smart-Cockpit™. Delays or cost overruns in the development of our Smart-Cockpit™ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
RP Designs has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Smart-Cockpit, and our business vision, is a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property

portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Approved pending-patents and in-process utility-patent applications might not be able to be properly protected
We believe one of the most valuable components of the Company is our intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose some or all of its potential revenue it might be able to raise by entering into sub licenses.

Limited intellectual property protection may adversely affect our business.
There is no guarantee that we will be able to obtain patent protection for all the claims we have submitted. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the

United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs which in turn could materially adversely affect the business.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into increased production and marketing following this offering. However, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

The CEO of the Company currently is also CEO of another business and splits the focus of his time between two entities.
Rudi Pienaar is currently the CEO of Playbook Hub. An online booking platform for amateur artistic talent. The platform coding means that Playbook Hub runs itself and the company therefore does not require daily running at the executive level. COVID19 has stagnated this segment of the industry and therefore Playbook looks to be in a

stagnant- state for the next 12 months until the industry picks up. The two companies are in no way related and have no legal connection or ties. It is planned that Rudi will function as the full time CEO of RP Designs indefinitely with plans already in place for a new CEO to take the reins of Playbook Hub once the market resumes pre-COVID19 levels of activity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rudi Pienaar	8,500,000	Common Stock	85.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Employee Stock Option Pool

The total amount outstanding includes 100,000 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founders shares, conversion from LLC membership units to C-Corp stock.
  Date: October 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

RP Designs is able to operate the business at normal operation for a period of 12 months without generating any revenue.

Foreseeable major expenses based on projections:

As per the split in the use of funds, the major expenses will be the purchasing of tooling, inventory, employment and operating expenses. Upon completion of the raise tooling and inventory will be required and these will be the first major expenses which are required in order to provide the product and generate revenue.

Future operational challenges:

Whilst a great deal of thought, and time, has been spent on planning the operations of the busines, it is impossible to know what the future will hold. Operational challenges which we foresee will come if the reaction to the Smart-Cockpit™ is so positive that pre-order and order quantities require immediate operational expansion. We have made provision for this in the planned use of funds, and this should allow us to scale for a large growth increase without unduely interrupting the business operations.

Future challenges related to capital resources:

In the event of a successful raise, the company will have sufficient capital resources to operate as planned and bring the products we have earmarked for 2022 to the market. Future challenges may include, requiring excess capital to fund additonal tooling, machinery or a larger building, in the event that product orders largely exceed the predicted forecast.

Future milestones and events:

We anticipate an additonal REG CF or Reg A raise in the second half of 2022 as we bring 2 new patent-pending products to the market, both of which have the ability to be sold under licence to large industry players and generate considerable revenue.

We see the sale of 10 000 units as a performance benchmark for the Smart-Cockpit™ in 2022.

A further performance benchmark which we believe could have a large impact on growth is the release of an app, currently in development, on our Smart-Cockpit™ which will negate the need for competitive cyclists to use training- specific bicycle computers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not have any existing lines of credit or shareholder loans and will only make use of these in the event that sufficient funds are obtained from the Reg CF raise. The CEO has indicated that he will offer a line of credit up to $100,000, in the form of a shareholder loan, if it is required to keep the company operational.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are a critical component of the operation of the business as per the current plans and timelines as outlined in this campaign. They will provide the capital required to maximise growth and revenue potential.

In the event that sufficient funds are not raised, the company will enter into a shareholder loan agreement with the CEO to remain operational, albeit with a smaller and less aggressive product development plan than is currently envisioned.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are crucial to achieve the product releases, objectives and timelines as outlined for 2022. These funds will make up +- 90 of the funds required to meet the objectives and timelines for the next 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum amount is raised the company will remain operational for a minimum period of 18 months but only with the assistance of the shareholder loan agreement with the CEO to provide funding. The launch of additional products, outside of the Smart-Cockpit™, will be delayed until sufficient revenue is generated.

The minimum raise amount does not allow for operational expenses, as previously stated, and these funds will be used to market the product to obtain further investment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company achieves the maximum funding goal it will be fully operational, at the expected burn rate required to meet the goals and timelines described in this campaign, for a period of 12 months without generating any revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital may include lines of credit, although these are not the chosen form of capital raise that the board of directors will look at unless it is a last option.

The board does envisage future capital raises in the form of Reg CF, Reg A and/or other fundraising events but these are currently only speculative.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

RP Designs pre-money valuation is US$10,000,000. Multiple factors were taken into consideration including, current equity market conditions and the state of the company, among others. The board of directors has determined that this is a reasonable valuation when considering the following:

• **RP Designs IP,** which includes 3 pending-patents and RP Designs trade secrets regarding design, engineering, and manufacturing form an integral part of our value.

• **RP Designs product range gives it the the ability to service not one, but several independent markets,** all of which have tremendous growth forecasts through 2027.

o **US$67 billion** bicycle market

o **US$13+ billion** bicycle accessory market

o **US$400+ million** bicycle computer market

• **RP Designs is not reliant upon the sale of new bicycles for growth and revenue generation.**

o There are billions of existing bicycles in the world which our Smart-Cockpit™ and other products can be fitted to.

• **RP Designs wholly owned subsidiary, Ellsworth, is a prestigious American cycling brand.**

o Ellsworth was established in 1991 and has an **existing international presence and client base**.

o Ellsworth has **OEM status with two major component suppliers in the industry.**

☒ SRAM and Shimano

• **RP Designs is able to sell and licence its products to major players in the industry whilst being able to separately integrate and sell them through its subsidiary, Ellsworth.**

• **Lack of competitors offering a similar solution.**

o At the time of this raise based on the company's research, RP Designs is one of the first company's to offer a product which integrates wireless CARPLAY® technology in a bicycle handlebar. We believe that makes our Smart-Cockpit™ one of the industry's first.

Whilst careful thought and consideration was considered in determining the pre-money valuation of the company, it must be noted that the company sets its valuation internally, without formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. There are no current outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  90.0%
  If only the minimum amount raised the company will use 90% of these funds, less the fee paid to Start Engine, to develop and run a media campaign which will raise awareness of the new technology we are offering in our Smart Cockpit. Raising consumer awareness provides the best pre-order and sales opportunities with this sum of money.

- *Operations*
  6.5%
  The balance of funds, +- $650 in this case, will be used for the daily running of the business across any avenue where such expense would be agreed to have the most benefit for the company at that time.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Our product is an innovation leader in the industry. Our ability to market it on B2B and D2C fronts provide us with a strong base to obtain clients and grow sales through strong marketing campaigns.

- *Research & Development*
  7.5%
  Our business is based on providing innovative solutions to the identified needs and wants of cyclists. We have several pending patents waiting to be launched and spending time bringing these to the market in 2022. This reduces our reliance upon a single product, and provides exciting content for our sales and marketing teams before we go to market.

- *Company Employment*
  15.0%
  Sales personnel to drive sales on B2B and B2C fronts. 1 x Marketing personnel. These are key positions and with a successful raise the team will be armed with powerful content. With the input of our CMO, our teams will be motivated and inspired as they go to the marketplace.

- *Operations*
  18.0%
  We have set aside cashflow to provide seamless scaling, as sales-orders result in growth and inherent incidental expenses, for the most efficient and continuous operation possible.

- *Working Capital*
  10.0%
  Superior tooling design results in the best raw product with reduced work time. Investment in tooling will be recovered through lower per-unit-price for inventory and provides us freedom of choice in suppliers which is a key factor in the supply chain management philosophy of the company.

- *Inventory*
  26.0%
  We want our customers to receive our products. Order quantities and payment terms with our suppliers work on scale and these funds will be used across various suppliers to ensure the best return and terms for the company whilst providing our customers with products without long lead-times.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rpdesignscorp.com/ (https://www.rpdesignscorp.com/rpdesigns-press-room).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rpdesign

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RP Designs Inc.

[See attached]

RP DESIGNS, LLC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 21, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statement of Operations 3

Statement of Changes in Shareholder Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
RP Designs, LLC.
Alpharetta, Georgia

We have reviewed the accompanying financial statements of RP Designs, LLC., (the "Company,"), which comprise the balance sheet as of inception (April 21, 2021), and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (April 21, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 19, 2021

RP DESIGNS, LLC.

BALANCE SHEET

(UNAUDITED)

As of	April 21, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	**-**
Non-Current Liabilities:	
Loans	-
Total liabilities	**-**
MEMBERS' EQUITY	
Members' capital	-
Retained earnings	-
Total Members' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

RP DESIGNS, LLC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception	April 21, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	**Members' Equity**
Inception date (April 21, 2021)	**$ -**
Members' contribution	
Capital distribution	
Net income/(loss)	
Balance—April 21, 2021	**$ -**

See accompanying notes to financial statements.

RP DESIGNS, LLC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception		April 21, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' contribution/(distribution)		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RP Designs, LLC., was formed on April 21, 2021 in the state of Georgia. The financial statements of RP Designs, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alpharetta, GA.

RP Designs Inc. is a designer and manufacturer of bicycles and bicycle related components and accessories.

As of April 21, 2021 (inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its bicycles and bicycle related components and accessories.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company recently incorporated and has not yet filed its first year tax returns, therefore, is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 21, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The Company currently has no debt.

4. MEMBERS' EQUITY

The Company is currently owns 100% by its founder Rudi Pienaar.

5. RELATED PARTIES

On September 21, 2021, the Company purchased 100% of membership units in Ellsworth Cycles LLC. There was no money exchanged as Ellsworth Cycles LLC is also owned 100% by Rudi Pienaar.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of April 21, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 19, 2021 the date the financial statements were available to be issued.

The Company is in the process of converting from an LLC to a C Corporation for Crowdfunding purposes.

On September 21, 2021, the Company purchased 100% membership units in Ellsworth Cycles LLC. There was no money exchanged as Ellsworth Cycles LLC is also owned 100% by Rudi Pienaar.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

RP Designs

Where passion merges technology and science to create beauty


SMART-COCKPIT™
Where Passion Merges With Technology And Science To Create Beauty

Website | ALPHARETTA, GA | CONSUMER PRODUCTS

RP Designs merges innovation and technology to develop industry leading bicycles, components, and accessories. We aim to make cycling safer, more convenient, and more enjoyable. The Smart-Cockpit™ is a testament to this vision as it makes a leap forward in safety and convenience for all riders. It is designed to provide cyclists access to their phone's technology, such as navigation, music, messages and even make/receive calls. It accomplishes this through the integrated Carplay® interface, the same system which has brought safety and ease of operation to the automotive industry.

$0.00 raised

0 Investors	$10M Valuation
$1.00 Price per Share	$150.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We are targeting 3 markets with tremendous 5-year growth forecasts: bicycles ($67 billion), accessories ($13 billion) and computers ($500 million)*
- The Smart-Cockpit™ is designed to make any new or existing bicycle Smart in minutes.
- We believe our subsidiary, Ellsworth, is a prestigious and respected USA bicycle brand.

Source | Source


Integrated cockpits were the gold standard in bicycle handlebars: we've made them "Smart."
Smart-Cockpit™
We wanted to make sure that when we entered the market, we did it with something incredibly special. The Smart-Cockpit™ encapsulates everything RP Designs stands for. We believe it has enormous potential for riders and situations. That excites us.

**Image is a computer generated demo version. Product is still currently under development.*

OVERVIEW

Take A Ride With Us

RP Designs is a designer and manufacturer of bicycles and bicycle related components and accessories. We are committed to developing products that meet the specific needs of cyclists. This means that our clients are purchasing a solution, not just a product that may require additional modifications in the future. We apply this design philosophy to each of our products.

With the Smart-Cockpit™ we have taken Apple Carplay® and Android Auto capabilities and integrated it into the handlebar itself. It is designed to promote safety, whilst giving riders accessibility to the technology they both need and want. The Smart-Cockpit™ gives riders the ability to turn any bike into a smart bike. In our opinion, this does not only make riding safer but makes it an accessible and appealing option for new and existing bicycles.

While RP Designs holds the patents, and is the core producer of our innovations and technologies, these developments are integrated into our subsidiary, Ellsworth. Where RP Designs' focus lies in the component and accessory markets, Ellsworth is able to focus on the bicycle market itself, expanding the reachable markets. RP Designs, and Ellsworth both sell online in a D2C model, with a select few national and international distributors.

RP Designs is currently in the pre-production stage of development, and the first versions of our Smart-Cockpit™ successfully passed all testing requirements at our filming day in Alpharetta, GA, on the 18th of October. On the 28th of October 2021 we finalized our Road, Cruiser and MTB launch edition specifications, and will be using our 3D printing technology to create the tooling for these models as we prepare for our official launch and pre-sales orders in December. As a pre-revenue company, we look forward to tapping into the $67 billion cycling market.

The CEO of RP Designs, Rudi Pienaar, is also currently the CEO of Playbook Hub. An online booking platform for amateur artistic talent. The platform coding means that Playbook Hub runs itself and the company therefore does not require daily running at the executive level. COVID19 has stagnated this segment of the industry and therefore Playbook looks to be in a stagnant-state for the next 12 months until the industry picks up. The two companies are in no way related and have no legal connection or ties. It is planned that Rudi will function as the full time CEO of RP Designs indefinitely with plans already in place for a new CEO to take the reins of Playbook Hub once the market resumes pre-COVID19 levels of activity.


Take any Bicycle and Make It Smart
Smart-Cockpit™
rpdesignscorp.com

**Image is a computer generated demo version. Product is still currently under development.*

THE PROBLEM

Time, Money, Safety

RP Designs recognizes that bikes can be expensive. To get a bike that's customized to fit all your needs and specifications is more expensive. Based on the trends we've seen, even the most prestigious cycling brands leave integral items like computers, lights, and brackets out of their designs.


WITH TRADITIONAL BIKES
Buying Your Bike Is Just The Beginning Of The Spending Spree

**Image is a computer generated demo version. Product is still currently under development.*


In Order To Really Use Your New Bike, You Are Still Required To Purchase one or all of these:
Computer + Mount
Bottle Cages
Lights

It didn't make sense to us to spend thousands of dollars on a bike only to spend more making it usable for real-world needs. We wanted to create a solution that came with everything you need to ride your bike straight away.

We Innovate For You, So You're Not Stuck Doing It Yourself...



THE SOLUTION

A bike designed for a safer, more convenient, more enjoyable ride.

From road bikes to cruisers, we believe every bike can be converted to a smart bike in just a few minutes with the Smart-Cockpit™. Based on our research, our design provides cyclists with **smart technology currently only seen in the automotive industry**. The objective behind designing the Smart-Cockpit™ was to remove the need for cyclists to use their phone while riding, creating a safer and more enjoyable riding experience. Our goal is to ensure that cyclists no longer have to purchase additional accessories, and don't have to worry about their phone battery dying while using data-heavy apps on their rides.


APPLE CARPLAY(R)
FOR YOUR BICYCLE

Image is a computer generated demo version. Product is still currently under development.

Our product range spans from bicycles to components to accessories, allowing us to develop products and solve riders needs across not 1 but 3 separate markets.


Project-California
This is the first bicycle designed and developed from scratch at RP Designs and it brings 3 patent-pending technologies with it.
It is also the first bike to be developed specifically with a unique, floating, version of the Smart-Cockpit™.

Image is a computer generated demo version. Product is still currently under development.

The Smart-Cockpit™ is the first product that will be publicly available through RP Designs. It uses both WIFI and Bluetooth in a custom unit to create an integrated touch screen interface compatible with both Apple and Android phones. This will allow riders to turn any bike into a smart bike. We plan to release it in multiple styles to fit any type of bike.



Images are computer generated demo version. Product is still currently under development.


Ellsworth
TRUTH

*Product is still currently under development.

The First Of Our Ellsworth Bicycles, The Truth

This XC racing machine brings world class design to one of the lightest, dual suspension, mountain bikes ever produced.

The Truth™ will also be the first mountain bike to be offered with the Smart-Cockpit™ as standard.

Ellsworth, an existing premium cycling brand, will expand its existing product range to include RP Designs products and technology.

THE MARKET

Cycling is booming worldwide.

BBC reported that cycling is booming. Currently a $67 billion market, it's projected to grow to $147 billion by 2027 (Fortune). There are hundreds of bicycle manufacturing companies with many emerging recently to meet the growing demand. New brands have formed and manufacturers have adapted to capitalize on the growing need for commuter and e-bikes. The bicycle accessories market is valued at an estimated $13 billion (Prnewswire) and the bicycle computer market is estimated at $526 million (Globenewswire). With each showing tremendous growth forecasts through 2027, RP Designs is entering not 1 but 3 markets projected to have great potential.

With our ability to sell our own products, license them to selected industry players, and simultaneously integrate and sell them through its own cycling brand (Ellsworth), RP Designs is well placed to maximize growth potential and increase market share.

We believe RP Designs is different because, to our knowledge, our philosophy is different. Through identifying and understanding the reasons that people ride their bicycles, we can develop innovative solutions to the challenges they face. We only commit to the development of ideas that meet the identified needs of cyclists, then integrate them into our end products.


The Global Bicycle Market is expected to grow 2X+ (By 2027)
$67 Billion
$147 Billion
Global Bicycle Market Share
By Type, 2019
Road
Mountain
Hybrid
Other

*Image is a computer generated demo version. Product is still currently under development.

OUR TRACTION

We have spent countless hours on R&D to prepare for our entry into the market. Our team of designers and developers have worked tirelessly with 3D printers and other technology to allow us to efficiently move from design to prototype to production. Our current traction includes:

- 3 full utility patents pending
- The acquisition of Ellsworth Bikes
- Prototypes of the Smart-Cockpit™were successfully tested on 18th October 2021 in Alpharetta, GA.


We've just made
handlebars "Smart"
With wireless Apply CARPLAY® integration
SMART-COCKPIT™

Oct 2021
Smart-Cockpit production prototype goes into real-world testing

Dec 2021 *anticipated*
Smart-Cockpit to go on sale pre-Christmas. Ellsworth Truth publicly launched for pre-order

Feb 2022 *anticipated*
First Smart-Cockpit deliveries to take place

Mar 2022 *anticipated*
First Truth bicycles to go on sale globally through Ellsworth brand

Project California launched: First bicycle from new range to be released

Jul 2022 *anticipated*
First Truth bicycles to be delivered. Project California pre-orders to start

Aug 2022 *anticipated*
Second raise to launch on the back of RP Designs E-bike public release

Oct 2022 *anticipated*
Second raise completed

Dec 2022 *anticipated*
RP Designs E-bike launched for pre-order

**The above graphic includes anticipated timelines and goals.*

WHY INVEST

Be a part of RP Designs

RP Design's goal is to be the leader of smart technology in cycling. We are driven by our passion to provide a range of high-quality products that makes cycling safer, more convenient, and more enjoyable for people no matter what type of bicycle they ride or how they use it.

We plan to not only produce our own line of products, but also integrate them into the full range of Ellsworth bicycles.

RP Designs and Ellsworth approach cycling from different markets. Expanding our offerings with both a range of bikes and a range of components and accessories creates endless room for growth and reduces reliance upon any single market segment.

With our ability to sell our own products, license them to selected industry players, and simultaneously integrate, and sell them through our own cycling brand (Ellsworth), RP Designs is well placed to maximize market share and growth potential across not 1 but 3 booming markets.


Project-California

**Video is a computer generated demo version. Product is still currently under development*

From our perspective, RP Designs has the ability to use industry leading technology in an existing cycling brand, giving it a key competitive advantage. The Ellsworth brand gives us access to an existing market of national and international riders and further enhances our ability to achieve tremendous growth. We're ahead of the curve and aim to keep our lead.

Meet Our Team



Rudi Pienaar

CEO

RP Designs is the vision of Rudi Pienaar (36), a South African entrepreneur and advocate with a history of successful investments. After running South Africa's largest privately owned foundry for 7 years, Rudi decided to move onto a new path.

As a passionate cyclist, Rudi has devoted a great deal of time to road and mountain biking, as well completing several Ironman events. During the last few years, he was fortunate enough to spend time with well-respected figures in the cycling industry and this led to the door opening for him to become a minority shareholder in Ellsworth.

With the knowledge and experience he gained from years of riding and competing with fellow riders, the dream and vision of RP Designs was born. His relationship with Ellsworth allowed him to successfully negotiate the acquisition of Ellsworth, a subsidiary of RP Designs Inc, as he put together the pieces required to achieve his vision and goals.

With 3 pending patents already in the works, Rudi is combining his business and cycling knowledge to transform the bicycle through RP Designs.

Rudi primary role is as CEO of RP Designs where he dedicates a minimum of 40 hours per week to RP Designs Inc. He is also the CEO of Playbook Hub Inc. Please refer to more details regarding his roles in the Offering Materials.



Trevor Hildebrandt

Chief Marketing Officer

As Global Marketing Manager for Lonza and Sigura, and VP of Marketing for G20 Technologies, Trevor's skill and expertise in marketing speaks for itself. His ability to develop strong marketing strategies and campaigns, as well as manage the marketing and sales teams to achieve these goals makes him a key part of the RP Designs team. As a cycling enthusiast, and critical thinker, his ability to identify and critique internal thoughts and processes provide a rationale base to key project discussions.

Trevor will make an initial contribution of approximately 20 hours per week to RP Designs in his role as part-time CMO.



Simon Morgan

Director

Experienced Managing Director with a demonstrated history of successful operations under his direction. Skilled in Management, Sales Management, Finance, and Project Management. Strong business development professional with a PDEM focused on Business Administration and Management, from University of Cape Town. Simon is an avid cyclist and brings exceptional experience in business operations to the RP Designs team.

Simon will make an initial contribution of approximately 15 hours per week to RP Designs in his role as director.



Charmaine Pienaar

Director

In her roles as senior banqueting coordinator, senior operations manager, and operations director, Charmaine has shown her ability to excel at planning and delivering on all projects she is involved with. Her skillset and experience will provide key insight into marketing and promotional strategy and decisions of RP Designs. As a female cyclist Charmaine also provides valuable insights, at the strategic, research, and develop levels, into the specific needs and wants of female riders.

Charmaine will make an initial contribution of approximately 20 hours per week to RP Designs in her role as director.

Offering Summary

Company	RP Designs Inc.
Corporate Address	8000 AVALON BLVD, SUITE 100&200, ALPHARETTA, GA 30009
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$150.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$10,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus
Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+ | *Navigator*
5% bonus shares + 10% off your first Smart-Cockpit™ order + 10% discount on your first merchandise or apparel order from our online store.

$1,000+ | ***Explorer***
7% bonus shares + 15% off your first Smart-Cockpit™ order + $100 RP Designs gift card + 15% discount on your first merchandise or apparel order from our online store.

$2,500+ | ***Pioneer***
10% bonus shares + 20% off your first Smart-Cockpit™ order + $200 RP Designs gift-card + 20% discount on your first merchandise or apparel order from our online store.

$5,000+ | ***Familia***
15% bonus shares + 30% off your first Smart-Cockpit™ order + $300 RP Designs gift-card + Lifetime 25% discount on any merchandise or apparel order from our online store + Spectacular Founder-Edition numbered metallic print of the Smart-Cockpit™ personally signed by the CEO.

$10,000+ | *Honorary Founder*
20% bonus shares + 40% off your first Smart-Cockpit™ order + $500 RP Designs gift-card + Lifetime 30% discount on any merchandise or apparel order from our online store + Spectacular Founder-Edition numbered metallic print of the Smart-Cockpit™ personally signed by the CEO. Each Honorary Founder will also receive a personal call from the founding team, and receive the first look at upcoming products and developments.

**All perks occur when the offering is completed.*

***Discounts are limited to full-price items purchased through www.rpdesignscorp.com. Discounts cannot be combined with other offers or used for products that are already discounted. All discounts are limited to personal purchases for the investor only. Purchases made by the investor to give as gifts to close friends and family members are permitted with RP Designs' approval, which will not be unreasonably withheld. Any use of the discount other than for personal purchases or for gifts to close friends and family members is strictly prohibited. Purchases for resale are also strictly prohibited. RP Designs expressly reserves the right to terminate an investor's discount if it reasonably believes the discount has been used to make a purchase that was not for the investor's personal use or is intended for re-sale.*

The 10% StartEngine Owners' Bonus

RP Designs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00 share, you will receive and own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

CAMPAIGN VIDEO

You wouldn't spend a small fortune on a luxury automobile that you finish assembling at home. Yet this is exactly the status quo that exists in the booming $67 billion dollar cycling industry.

Even the most prestigious $10K brands leave their customers having to purchase additional accessories and attachments from other manufacturers and then attempt to secure them to their new bike just to make them fully functional.

RP Designs' Smart Cockpit—a Bluetooth and Wi-Fi enabled custom touch screen unit—ends the need for buying extra tech accessories and electrical tape, elastic bands, or cable ties to secure the add-ons. It brings the same CarPlay technology that transformed the auto industry to the cycling world, allowing anyone to integrate CarPlay functionality into any bike in only a few minutes.

It makes cycling safer by removing the need for riders to interact with phones. And it's more convenient—riders don't have to buy separate GPS computers, worry about damage from phone mounts, or stress over data-heavy training apps that drink battery life.

Between 3 pending patents, our first production prototype testing in October 2021, and a dedicated team of designers and developers utilizing industry-leading 3D printing and manufacturing technology—we believe RP Designs is ready to go from design to prototype to production faster than ever. Plus, we have acquired 100% ownership of Ellsworth —an iconic and trusted American cycling brand.

By 2026, Ellsworth bikes that are integrated with industry-leading RP Designs components and accessories may likely be the gold standard in the cycling world.

If you're excited by the convenience, safety, and savings the Smart-Cockpit brings to cyclists, invest in RP Designs today and equip cyclists with high-end handsfree technology for a more enjoyable ride.

Because all that should be missing from their bikes is the helmet.

Video on the Campain Page

Let's have a look at some of the things that we have to attach to this bike after purchasing it. We have a rear light hold on with a cable. It doesn't really fit perfectly but it is required for safety and that's the best I could do. Bottle cages, I had to buy these two 100 apiece for those. Got a bike bag that sits on the top here for storing some of my kit. A mounting bracket for a cycling computer. Cycling computers run between 100 and about 900 dollars. For mine and my favorite, in order to ride during the day, I have to use electrical tape to take my light to my handlebar so that I can go ride. This is the best version I could come up with for an aero bar design. Now, this is arguably, the very best road bicycle in the world at the moment and yet before I could go for my first ride, money and time had to be spent on buying a light, finding a way to fix it to my bike, buying bottle cages, buying a rear light. These are the challenges that riders face today to actually use their bikes.

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